December 8, 2020

Patrick F. Scott

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-8629

Re: Variable Annuity Account	SENT VIA EDGAR
Minnesota Life Insurance Company
File Nos: 333-233295; 811-04294 (“Momentum”) – Post-effective Amendment #2

Dear Mr. Scott:

Thank you for the opportunity to respond to the Staff’s comments, provided via telephone on November 25, 2020, regarding the above-listed post-effective amendment filed by Minnesota Life Insurance Company (the “Company”) on October 15, 2020. The Staff’s comments are set forth below, followed by the Company’s responses.

The following revisions will be incorporated into the above-referenced post-effective amendment once the Company receives Staff approval to do so.

GENERAL COMMENTS

1.	Comment – Use and Definition of the Term ‘Indexed Accounts’: Consider defining the term ‘Indexed Accounts’ and identify each Indexed Account available under the contract as part of the definition.

Response: The Company has revised the defined term ‘Indexed Account’ to ‘Indexed Account(s)’. Further, additional language has been added to the definition to clarify that two Indexed Account options are currently available under the contract, one based on the S&P 500® Index, and the other based on the Barclays All Caps Trailblazer 5 Index. Each option may be described as an individual ‘Indexed Account’ or, collectively, as the ‘Indexed Accounts’.

The definition now reads as follows:

Indexed Account(s): Assets held in the General Account that may provide interest based on the performance of an index, not including any dividends paid on the securities in that index. Two individual Indexed Account options are currently available under the contract, one based on the S&P 500® Index, and the other based on the Barclays All Caps Trailblazer 5 Index. Each option may be described as an individual ‘Indexed Account’ or, collectively, as the ‘Indexed Accounts’.

2.	Comment – Loans: Please confirm that loans are not permissible under the contract.

Response: The Company confirms that loans are not permissible under the contract.

Very truly yours,

/s/ John P. Hite

John P. Hite

Attorney